Mail Stop 3561
      January 27, 2006

Cosimo J. Patti
President
Technology Integration Group, Inc.
85 Livingston Avenue, Suite 3
Roseland, NJ 07068

      Re:	Technology Integration Group, Inc.
		Registration Statement on Form SB-2
      Filed December 30, 2005
		File No. 333-130768

Dear Mr. Patti:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please limit your prospectus cover page to the information required by Item 501 of Regulation S-B or that is otherwise key to an investment decision. In this regard, please remove the following information from the prospectus cover page:

* The fourth and fifth sentences of the second paragraph discussing why you are registering the shares for resale.
* The second, third and fourth sentences of the third paragraph discussing your recent private placement and acquisition. Prospectus Summary
2. Please disclose in the summary that you have received a going-concern opinion from your auditors and disclose the dollar amount of losses you have incurred, so that readers are immediately aware of the substantial doubt about your ability to continue as a viable business entity. Also, alert investors that you may never become profitable.
3. Disclose, if true, that your entire business consists of your sole employee, Mr. Patti, brokering consulting agreements between his business contacts and independent consultants, for which the company receives a fee that is paid only when the independent consultants get paid.
Risk Factors
4. Given the absence of a market in your securities, and the fact that the offering price of $.01 per share has been arbitrarily determined by you, and bears no relationship whatsoever to your assets, earnings, book value, or any other objective standards of value, please include a separate risk factor warning purchasers of the selling shareholders` shares that they run the risk of paying an amount in excess of what they will ultimately receive if they later sell the shares.
5. Several of your risk factor headings, as illustrated below in the partial list, are either generic to most companies in your position or do not identify the precise nature of harm that may result to you.
Please revise these risk factor headings so that each of them describes adequately the material adverse effect of that particular risk discussed. In addition, where needed, provide concrete information in the risk factor discussion that would make the disclosure more specific to your company.

* FSI has limited financial resources..., page 5;
* We may face damage to our professional reputation..., page 6;
* Our future engagements with clients may not be profitable, page
6;
* We may be adversely affected by a weak economy..., page 6;
* There are significant potential conflicts of interest relating to our president, page 11;
* The ability of our president to control our business may limit minority shareholders` ability to influence corporate affairs, page
11;
* Substantially all of our revenue is derived from a very limited number of clients, page 11;
* We may be exposed to potential risks resulting from the new requirements under Section 404 of the Sarbanes-Oxley Act of 2002..., page 11.


1.  FSI has limited financial resources..., page 5
6. Please disclose the dollar amount you will require for the next
12
months for you to sustain your operations in accordance with your current business plan. Discuss any plans you have to ensure that you continue your business. In addition, reconcile your statement in this section that you will require cash from operations or financing with your statement on page 18 to the effect that you do not need funding to undertake your operations, especially in the light of the fact that you have received a going-concern opinion from your independent auditors.
Selling Stockholders, page 12
7. Please disclose that Mr. Wolff is both counsel for this offering and a selling shareholder. Also disclose under "Legal Matters" on page 34 that Mr. Wolff is a selling shareholder who is offering all of his shares in this offering.

Management`s Discussion and Analysis or Plan of Operation, page 16
8. Disclose in the forefront of this section that your auditors have issued a going concern opinion.
9. Please discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way, for example, the evolving trends in market and technology consulting, including development of in-house expertise and outsourcing among your clients, and the competition you face in each sector of business where you operate. In addition, discuss in reasonable detail economic or industry-wide factors relevant to your company, and material opportunities, challenges and risks in short and long term and the actions you are taking to address them. See SEC Release No. 33-8350.

Operations, page 16
10. Disclose who pays the fees to the company. Does the company enter into fee arrangements with the client or with the subcontractors?
11. Please identify the two clients who accounted for substantially all of your revenues for fiscal years 2004 and 2005.
12. Please quantify all your revenues and expenses for the years ended June 30, 2005 and June 30, 2004, and the quarters ended September 30, 2005 and September 30, 2004. Disclose the dollar amounts you spent on marketing costs as opposed to office and similar costs. Discuss net income (loss).
13. Disclose whether there is any limit to the amount of money Mr. Patti will loan the company to meet its expenses.

Operations, page 16
14. Please describe in greater detail the type of engagements Mr. Patti brokers between his business contacts and the group of independent consultants. For example, describe the economic and business purpose of the consulting agreements and the industry segment in which the consulting agreements are made.
15. Revise to identify and disclose your critical accounting policies. Your discussion should present an analysis of the uncertainties involved in applying your policy or principle.

Liquidity, page 17
16. In order to provide a better understanding of the company`s future objectives, plans and its ability to complete those plans, please provide a discussion in a reasonably quantified fashion of the timing, amounts and sources of funding you will need to fund viable operations in the next twelve months.

Business, page 20
17. For each of the engagements, clients and financial institutions you list on pages 20-21, please specify the nature of services you have rendered, when you provided the services, how you were compensated and the amount of revenues generated. If the company did not provide the services itself, and subcontractors did, so state. Clarify whether you still have continuing business relationships with the clients. In this regard, we note your current disclosure that you have received substantially all of your revenues in the last two fiscal years from two clients. Identify the two clients in your list. We may have further comments.

Balance Sheet, pages F-2 and F-11
18. We view receivables from affiliates, such as the $69,538 receivable due from shareholder officer, as being akin to an unpaid subscription receivable or an unpaid capital contribution. Revise your balance sheet to present this receivable as a deduction from equity. We refer you to SAB Topic 4:G for an explanation of the Staff`s views concerning this subject.




Statement of Cash Flows for the three months ended September 30,
2005
and 2004, page F-13
19. Please revise your Statement of Cash Flows and reclassify your net decrease in net operating assets of $5,941 as a financing activity. Bank overdrafts must be reported as a financing activity in accordance with SFAS 95, paragraph 20b. Furthermore, if any of the increase in net operating assets in 2004 related to a bank overdraft, please reclassify to financing activity accordingly.

Notes to the Financial Statements, September 30, 2005, page F-14
20. In your notes to the financial statements please disclose management`s opinion that all adjustments necessary for a fair statement of the results for the interim period have been made and a statement that all such adjustments are of normal recurring nature or a description of the nature and amount of any adjustments other than normal recurring adjustments. Please refer to Regulation S-X 10-01(a)
(1)-(7).
21. In your notes please describe the circumstances surrounding your bank overdraft.

Item 27.  Exhibits

Exhibit 5.1 - Opinion of Gary B. Wolff, P.C.
22. Please have counsel revise his opinion to reflect that the shares being offered are already issued and outstanding.

Exhibit 23.1-Consent of Most & Company, LLP
23. Please include a currently dated consent from your auditor.

Item 28.  Undertakings, page 40
24. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See, also, new Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19,
2005),
which is available on our web site
http://www.sec.gov/rules/final/33-
8591fr.pdf.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

      Sincerely,



      Larry Spirgel
      Assistant Director

cc:	Gary B. Wolff, P.C.
	Fax:  (212) 644-6498
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Cosimo J. Patti
Technology Integration Group, Inc.
January 27, 2006
Page 1